PERRIN PARTNERS, INC.
                        5 HANOVER SQUARE, MEZZANINE LEVEL
                            NEW YORK, NEW YORK 10004




_________, 2002

Dear Sir/Madam:

Enclosed please find a copy of the prospectus of Perrin Partners, Inc. (the "Company"), which is conducting its initial public offering.

The Company is a blank check company, whose purpose is to acquire or merge with a business or company. The Company is offering for sale 100,000 shares of common stock, $.0001 par value per share at a purchase price of $0.30 per share. These shares are being sold exclusively by the Company on an all or none basis for a period of ninety (90) days (which may be extended an additional ninety (90) days), without the use of a professional underwriter or securities dealer. The Company's offering is being made in compliance with Rule 419 of Regulation C, pursuant to which the offering proceeds and the securities to be issued to purchasers will be placed in an escrow account until the offering has been reconfirmed by the Company's shareholders and a merger or acquisition consummated in accordance with the provisions of such Rule.

Please read the prospectus carefully, and if you are interested in purchasing shares of the Company, complete the attached Subscription Agreement and return with cash, check, bank draft or postal express money order payable to "Perrin Partners, Inc." As this offering is being made on an all or none basis, unless all 100,000 shares are sold, none will be sold, in which case your investment will be returned to you at the end of the offering (or extended offering) period.

Very truly yours,



Jody Eisenman
President




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                              PERRIN PARTNERS, INC.

                             SUBSCRIPTION AGREEMENT


NAME:

ADDRESS:

         1. I hereby subscribe for _________ Shares of PERRIN PARTNERS, INC. (the "Company") at a price of $0.30 per Share, and enclose herein a check or money order payable to the order of PERRIN PARTNERS, INC. in the amount of $________________ to cover the aggregate subscription price.

         2. I understand that the Company reserves the right to reject, in whole or in part, any offer to subscribe, in its discretion, for any reason whatsoever, and that no subscription may be withdrawn once made.

         3. I hereby acknowledge receipt of the Prospectus.

         4. I understand that in the event this subscription is accepted, in whole or in part, my money, as well as the certificates representing the Shares for which I am subscribing shall be held in escrow until the offering has been reconfirmed by the Company's shareholders and a Business Combination (as defined in the Prospectus) is consummated in accordance with the provisions of Rule 419 of Regulation C of the Securities Act of 1933, as amended.

         5. In the event the offering is reconfirmed pursuant to Rule 419, the certificates representing the Shares I am purchasing shall be registered in the name printed below and delivery will be made to the address printed below.


______________________________
Print Name                                  Signature(s)


_______________________________
Print Street Address                        City, State, Zip Code


________________________________
S.S. # or Tax I.D. #                        Area Code, Telephone Number

PLEASE RETURN THIS FORM WITH A CHECK MADE PAYABLE TO PERRIN PARTNERS, INC. IN THE AMOUNT LISTED ABOVE TO: SCHONFELD & WEINSTEIN, L.L.P., 63 WALL STREET, SUITE 1801, NEW YORK, N.Y. 10005.




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